Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 16, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp.
Current Report on Form 8-K
Filed February 10, 2012
Amendment No. 1 to Current Report on Form 8-K
Filed February 21, 2012
Amendment No. 2 to Current Report on Form 8-K
Filed February 28, 2012
File No. 000-54258

Dear Ms. Ravtiz:

Our client, Terra Tech Corp., acknowledges receipt of the letter of the staff dated March 26, 2012.  The Company expects to file a response to the staff’s letter and an Amendment No. 3 to the referenced Form 8-K not later than April 18, 2012.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo